B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

Wednesday, March 31, 2004

SEC EXEMPTION #82-4245

SUPPL

04024310

04 APR -9 PM 7:21

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Enclosures: Press Release – March 30, 2004
Third Quarter FY2004 Interim Report

dlw 4/19

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Tuesday, March 30, 2004

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES THIRD QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, is pleased to report its unaudited consolidated financial and operating results for the third quarter ended January 31, 2004.

Sales for the first nine months were $6,156,219 compared to $6,650,578 during the same period last year. Operating earnings were $944,749 ($0.12) compared to $1,875,192 ($0.23 per share) for the same period last year. Earnings before income taxes were $209,936 compared to $906,211 for the same period last year. Net earnings were $173,511 ($0.02 per share) compared to $528,825 ($0.07 per share) for the same period last year.

Sales for the third quarter were $2,280,829 compared to $2,508,395 during the same quarter last year. Operating earnings were $241,613 ($0.03 per share) compared to $772,701 ($0.10 per share) for the same period last year. Earnings before income taxes were $46,400 compared to $453,691 for the same period last year. Net earnings were $28,737 ($0.00 per share) compared to $264,389 ($0.03 per share) for the same period last year.

Denis B.E. Donnelly, President and CEO stated, "The appreciation of the Canadian dollar against the U.S. dollar continues to temper our revenues as approximately 85% of revenues are received in U.S. dollars. Revenue enhancing and cost control efforts will continue to be our focus. We also remain very conservative in our inventory valuation of our VHS product in light of the significant increase in penetration of the DVD format in the marketplace. We will continue our investment in exceptional DVD formatted programming."

FINANCIAL HIGHLIGHTS (unaudited)	**Thirty-nine Weeks Ended Jan. 31, 2004**	Thirty-nine Weeks Ended Feb. 1, 2003	**Thirteen Weeks Ended Jan. 31, 2004**	Thirteen Weeks Ended Feb. 1, 2003
Sales	**$ 6,156,219**	$ 6,650,578	**$ 2,280,829**	$ 2,508,395
Operating earnings (EBITDA)[1]	**944,749**	1,875,192	**241,613**	772,701
Earnings before income taxes	**209,936**	906,211	**46,400**	453,691
Income taxes	**36,425**	377,386	**17,663**	189,302
Net earnings	**173,511**	528,825	**28,737**	264,389
Operating earnings per share (EBITDA)[1]	**$ 0.12**	$ 0.23	**$ 0.03**	$ 0.10
Basic and diluted earnings per share	**0.02**	0.07	**0.00**	0.03

1. BFS uses operating earnings (EBITDA) to assess the operating performance of its business. Operating earnings (EBITDA) represent earnings before interest, income taxes and amortization. Operating earnings (EBITDA) do not have a standardized meaning prescribed by generally accepted accounting principles and therefore, are unlikely to be comparable to operating earnings (EBITDA) as reported by other publicly traded companies.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVDs for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Company is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

SEC EXEMPTION No. [illegible]

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

THIRD QUARTER REPORT

For the Three & Nine Month Period
Ended January 31, 2004

AMERICAN
HOME
TREASURES

(1)

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Consolidated Statements of Operations

(Unaudited)	13 Weeks Ended		39 Weeks Ended	
For the period ended	Jan. 31, 2004	Feb. 1, 2003	Jan. 31, 2004	Feb. 1, 2003
Sales	$ **2,280,829**	$ 2,508,395	$ **6,156,219**	$ 6,650,578
Cost of goods sold	**965,118**	935,932	**2,347,995**	2,402,689
Gross profit	**1,315,711**	1,572,463	**3,808,224**	4,247,889
Selling expenses	**511,640**	385,761	**1,288,235**	1,054,202
Administrative expenses	**562,458**	414,001	**1,575,240**	1,318,495
Total selling and administrative expenses	**1,074,098**	799,762	**2,863,475**	2,372,697
Operating earnings before interest, amortization and income taxes	**241,613**	772,701	**944,749**	1,875,192
Interest expense	**43,250**	51,670	**151,548**	166,512
Operating earnings before amortization and income taxes	**198,363**	721,031	**793,201**	1,708,680
Amortization of capital assets and deferred development	**151,963**	139,969	**455,891**	420,356
Operating earnings before amortization of AHT Video Library and income taxes	**46,400**	581,062	**337,310**	1,288,324
Amortization of AHT Video Library	-	127,371	**127,374**	382,113
Earnings before income taxes	**46,400**	453,691	**209,936**	906,211
Current income taxes	**26,363**	235,377	**94,225**	524,911
Future income taxes (recovered)	**(8,700)**	(46,075)	**(57,800)**	(147,525)
	17,663	189,302	**36,425**	377,386
Net earnings	$ **28,737**	$ 264,389	$ **173,511**	$ 528,825
Operating earnings before interest, amortization and income taxes per share	$ **0.03**	$ 0.10	$ **0.12**	$ 0.23
Basic and diluted earnings per share (Note 3)	$ **0.00**	$ 0.03	$ **0.02**	$ 0.07

Consolidated Statements of Retained Earnings

(Unaudited)	13 Weeks Ended		39 Weeks Ended	
For the period ended	Jan. 31, 2004	Feb. 1, 2003	Jan. 31, 2004	Feb. 1, 2003
Retained earnings – beginning of period	$ **1,125,075**	$ 1,250,267	$ **980,301**	$ 985,831
Net earnings	**28,737**	264,389	**173,511**	528,825
Dividends	-	(200,821)	-	(200,821)
Retained earnings – end of period	$ **1,153,812**	$ 1,313,835	$ **1,153,812**	$ 1,313,835

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited)*

1. Summary of Significant Accounting Policies

The significant accounting policies used in these unaudited interim consolidated financial statements conform to those presented in the Corporation's May 3, 2003 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

2. Bank Indebtedness

As of January 31, 2004, the Corporation had an operating line of credit in the amount of $2,000,000 (May 3, 2003 – $2,500,000) of which approximately $1,555,000 (May 3, 2003 - $1,128,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

Consolidated Balance Sheets

SEC EXEMPTION #82-4245

As at	**January 31, 2004**	May 3, 2003
	Unaudited	*Audited*
Assets		
Current		
Accounts receivable	**$ 1,303,167**	$ 1,410,443
Inventories	**1,457,221**	1,808,853
Prepaid video royalties	**947,584**	1,020,624
Prepaid expenses and deposits	**94,156**	70,927
Current portion of deferred development costs	**162,555**	166,229
	3,964,683	4,477,076
AHT Video Library	**-**	127,374
Loan receivable	**-**	14,000
Future income taxes recoverable	**36,700**	-
Investment in productions	**138,355**	-
Deferred development costs	**202,227**	208,062
Capital assets	**1,051,698**	1,078,145
	$ 5,393,663	$ 5,904,657
Liabilities		
Current		
Bank indebtedness (Note 2)	**$ 880,349**	$ 1,011,893
Accounts payable and accrued liabilities	**906,581**	974,898
Income taxes payable	**120,442**	285,490
Long-term debt due within one year	**156,250**	375,000
Capital lease obligations due within one year	**25,093**	30,808
	2,088,715	2,678,089
Long-term debt	**-**	62,500
Capital lease obligations	**20,089**	31,620
Future income taxes	**-**	21,100
	2,108,804	2,793,309
Shareholders' Equity		
Capital stock (Note 3)	**2,131,047**	2,131,047
Retained earnings	**1,153,812**	980,301
	3,284,859	3,111,348
	$ 5,393,663	$ 5,904,657

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

3. Capital Stock

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	**Amount**
Balance – beginning of year	7,970,833	$ 2,131,047
Balance – end of period	7,970,833	$ 2,131,047

The following table sets out the computation of basic and diluted earnings per share:

	Jan. 31, 2004	Feb. 1, 2003
Numerator:		
Net earnings available to common shareholders	$ 173,511	$ 528,825
Denominator:		
Weighted average shares for basic earnings per share	7,970,833	8,046,713
Basic and diluted earnings (loss) per share	$ 0.02	$ 0.07

B F S E N T E R T A I N M E N T & M U L T I M E D I A L I M I T E D

Consolidated Statements of Cash Flows

SEC EXEMPTION #82-4245

(Unaudited)	*13 Weeks Ended*		*39 Weeks Ended*	
For the period ended	**Jan. 31, 2004**	Feb. 1, 2003	**Jan. 31, 2004**	Feb. 1, 2003
Operating activities				
Net earnings	$ **28,737**	$ 264,389	$ **173,511**	$ 528,825
Items not affecting cash:				
Future income taxes (recovered)	**(8,700)**	(46,075)	**(57,800)**	(147,525)
Forgiveness of loan receivable	**-**	-	**14,000**	14,000
Amortization of capital assets	**110,406**	96,922	**331,219**	291,215
Amortization of deferred development costs	**41,557**	43,047	**124,672**	129,141
Amortization of AHT Video Library	**-**	127,371	**127,374**	382,113
	172,000	485,654	**712,976**	1,197,769
Net changes in non-cash working capital balances (*)	**663,274**	513,098	**275,354**	(179,177)
Cash flows provided by operating activities	**835,274**	998,752	**988,330**	1,018,592
Financing activities				
Increase (decrease) in bank borrowings	**(615,095)**	(565,272)	**(131,544)**	8,874
Dividends paid	**-**	(200,821)	**-**	(200,821)
Proceeds from capital lease	**10,200**	-	**10,200**	
Repayment of capital lease obligations	**(8,441)**	(12,355)	**(27,446)**	(59,708)
Repayment of long-term debt	**(93,750)**	(93,750)	**(281,250)**	(289,584)
Proceeds from issue of common shares	**-**	7,750		7,750
Purchase of common shares for cancellation	**-**	(3,940)		(14,776)
Cash flows used in financing activities	**(707,086)**	(868,388)	**(430,040)**	(548,265)
Investing activities				
Additions to capital assets	**(89,033)**	(92,201)	**(304,772)**	(340,376)
Reduction (additions) to investment in productions	**959**		**(138,355)**	
Additions to deferred development costs	**(40,114)**	(38,163)	**(115,163)**	(129,951)
Cash flows used in investing activities	**(128,188)**	(130,364)	**(558,290)**	(470,327)
Net change in cash and cash equivalents	**-**			
Cash and cash equivalents, beginning and end of period	$ **-**	$ -	$	$
Interest on long-term debt	$ **22,320**	$ 34,783	$ **78,716**	$ 113,277
(*) Components of the net changes in non-cash working capital balances related to operation				
Decrease (increase) in accounts receivable	$ **272,094**	$ (65,057)	$ **107,276**	$ (306,214)
Decrease (increase) in inventories	**137,548**	129,940	**351,632**	(194,217)
Decrease (increase) in prepaid video royalties	**166,486**	(85,724)	**73,040**	(241,845)
Decrease (increase) in prepaid expenses and deposits	**47,966**	1,865	**(23,229)**	9,842
Increase (decrease) in accounts payable and accrued liabilities	**12,817**	112,478	**(68,317)**	(76,869)
Increase in dividends payable	**-**	200,821	**-**	200,821
Increase (decrease) in income taxes payable	**26,363**	218,775	**(165,048)**	429,305
	$ **663,274**	$ 513,098	$ **275,354**	$ (179,177)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Report to Shareholders

We are pleased to report our unaudited consolidated financial and operating results for the third quarter ended January 31, 2004.

Sales for the first nine months were $6,156,219 compared to $6,650,578 during the same period last year. Operating earnings were $944,749 ($0.12) compared to $1,875,192 ($0.23 per share) for the same period last year. Earnings before income taxes were $209,936 compared to $906,211 for the same period last year. Net earnings were $173,511 ($0.02 per share) compared to $528,825 ($0.07 per share) for the same period last year.

Sales for the third quarter were $2,280,829 compared to $2,508,395 during the same quarter last year. Operating earnings were $241,613 ($0.03 per share) compared to $772,701 ($0.10 per share) for the same period last year. Earnings before income taxes were $46,400 compared to $453,691 for the same period last year. Net earnings were $28,737 ($0.00 per share) compared to $264,389 ($0.03 per share) for the same period last year.

The appreciation of the Canadian dollar against the U.S. dollar continues to temper our revenues as approximately 85% of revenues are received in U.S. dollars. Revenue enhancing and cost control efforts will continue to be our focus. We also remain very conservative in our inventory valuation of our VHS product in light of the significant increase in penetration of the DVD format in the marketplace. We will continue our investment in exceptional DVD formatted programming.

Denis B.E. Donnelly
Chairman, President & CEO
March 30, 2004

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-mail: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com